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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16A, 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of February, 1999


ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA T6G 1K8
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F
            ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X
    ---          ---




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     On February 24, 1999, Altarex Corp. (the "Company") issued a press release announcing that Biomira Inc. intends to commence legal action against the Company on Tuesday, March 2, 1999 concerning the ownership of one of the Company's patents.


INDEX TO EXHIBITS


EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------
99.1                                   Press Release dated February 24, 1999



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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ALTAREX CORP.

                              By:  /s/ RICHARD E. BAGLEY
                                   --------------------------------
                              Name: Richard E. Bagley

                              Title:    President and Chief Executive Officer

                              Date:   February 24, 1999